Exhibit 99.1
Press Release
Sify Limited is now ‘Sify Technologies Limited’
Chennai, India, Wednesday, October 17, 2007: Sify Limited (NASDAQ Global Market: SIFY), a leader in consumer Internet and Enterprise Services in India with global delivery capabilities today announced the change of its name from Sify Limited to ‘Sify Technologies Limited’ after approval from the Ministry of Corporate Affairs. This is in line with the company’s strategy to position itself as a technology company with deep expertise in IT infrastructure management.
Mr. Raju Vegesna, the Board Chairman, Managing Director and Chief Executive Officer of Sify Limited, said, ” Sify is a leader in Internet and Network Services , and has continuously set the standard for these services in India. We are also rapidly growing our remote Infrastructure Management Services overseas where we are recognized as a specialist based on our expertise and experience. Our leadership stems from our core competence with Internet Protocol (IP), and the technologies with which we manage, monitor and deliver services over IP network infrastructure and the Internet. As we stand poised for future growth with new products and services, we felt that our name should reflect the core competence, which differentiates us in terms of our capability. We are confident that our employees, investors, customers and stakeholders will welcome this change, and see this as a natural extension of our commitment to offer best-in-class services globally.”
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products for both consumers and enterprises, delivered over a common Internet backbone infrastructure that currently reaches 221 cities and towns in India. The company recently integrated its managed enterprise services offering into an integrated enterprise business division, which is an industry leader in services such as IP VPNs.
Sify also integrated its popular consumer portal (www.sify.com), i-Way cyber café chain and broadband to home services into a consumer business division to develop the consumer Internet market in India by leveraging the synergy between these services. The company also has a growing base of customers across the US, Europe and the Middle East for its remote Infrastructure Management and eLearning Services.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 221 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 163 cities and towns. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP Solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:
Mr. David Appasamy
Investor Relations
Sify Limited
91-44-2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com